Exhibit 99.5

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT Hires Veteran Sales Director to Promote
Accelerated Growth in UK

- Rob Tansley Recruited to Open New Verticals and Spearhead Sales Effort -

Tel Aviv, Israel – February 20, 2013 – RiT Technologies (NASDAQ: RITT) today announced that it has appointed Rob Tansley, an 18-year veteran from the Data Center IT industry, to manage its UK-based sales activities. As RiT’s UK Sales Director, Mr. Tansley has been given the task of spearheading the Company’s accelerated sales efforts in high-potential UK markets, including the establishment of new partnerships and opening new vertical markets.

For 10 years prior to representing RiT Technologies, Mr. Tansley managed a number of successful EMEA sales teams in the data center infrastructure market.

Commenting on the news, Dr. Vadim Leiderman, RiT’s President and CEO, said, “Rob is a dynamic professional with a proven track record, impressive knowledge and broad contacts throughout the industry. We have mandated him with expanding our business beyond our existing client base in the financial, transport and public sectors, and with growing the market share of our DCIM and IIM products throughout the UK. With the right products and the right sales approach, we aim to assure that RiT is the logical choice for every IT and data center manager looking for flexible, highly cost-effective solutions that integrate the industry’s most advanced software, hardware and cabling components.”

Rob Tansley added, “I am excited to join the company that pioneered the entire IIM concept, and that is now bringing game-changing technologies to the data center world. The reality of today’s data centers is overwhelming: with literally millions of servers being deployed in massive data centers for cloud-based applications and global knowledge bases, IT teams are finding it nearly impossible to track connectivity, provisioning, power and cooling resources without specialized systems. As such, the time has arrived for the break-out of managed infrastructure, and we at RiT, with the right products, the right knowledge and the right approach, will lead the charge.”

For more information on RiT’s intelligent products and services, visit: http://www.rittech.com.

About RiT Technologies
RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss possible accelerated growth in UK we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com